  Exhibit 99.1

NextSource Materials Announces New Chair of the Board

NEWS RELEASE – TORONTO, August 24, 2020

NextSource Materials Inc.’s (TSX:NEXT) (OTCQB:NSRCF) (“NextSource” or the “Company”) Molo Graphite Project in Madagascar ranks as one of the largest-known and highest quality flake graphite deposits in the world. The Company continues to work towards advancing the development and construction of mining infrastructure at the Molo site.

In furtherance of the Company’s efforts, NextSource is pleased to announce that Brett Whalen, CFA, has been appointed Chair of the Board effective immediately. Mr. Whalen takes over the role of Chair from Dean Comand, who served as the Company’s chair since December 2019. Mr. Comand remains committed advancing to the Molo Graphite project and he will continue to serve as an independent director of NextSource.

Mr. Whalen, who joined the NextSource board on July 20th, 2020, brings over 20 years of investment banking and M&A expertise, spending over 16 of those years at Dundee Corporation (“Dundee Corp.”). During his tenure at Dundee Corp., Mr. Whalen was directly involved in completing approximately $2 billion in M&A deals and helped raise over $10 billion dollars in capital for resource sector companies.

In addition to Mr. Whalen’s capital markets experience, he brings significant general knowledge of the graphite, vanadium and the battery materials industries that will assist in securing the capital to build the Company’s Molo mine and accelerate strategic plans for involvement in downstream value-added products such as graphite foils and battery anode material.

Craig Scherba, President and CEO commented, “I want to thank Dean for his service as Chair and welcome Brett to his expanded role with the Company. NextSource was fortunate to have had Brett’s support while he was a portfolio manager at our largest institutional investor and we look forward to his capital markets expertise assisting at this pivotal time in the Company’s development. NextSource remains focused on raising the necessary capital to construct Phase 1 of the Molo Graphite mine so the Company can realize production in 2021.”

NextSource Implements Compensation Payment Deferral Plan and PSU Policy

The completion of a CAD$2,000,000 non-brokered private placement in July 2020, which received substantial support from existing shareholders, ensures the Company can operate well into 2021. To extend existing cash resources as the Company works to secure project specific financing, NextSource management has agreed to a plan to defer compensation payment by up to 30 percent and until total project financing has been secured.

In recognition of the deferral and to further incentivize management to expedite securing project financing upon the most favourable terms, the board proposes to implement a Performance Share Units (“PSU”) plan for management. The PSU grant will be based on a Common Share value above the current market price and subject to shareholder approval. The PSU grants will vest and only be issued to management upon successfully achieving the full project financing milestone. The total number of Common Shares granted to each member of management as part of the PSU plan will be commensurate to the respective compensation amount being deferred. To further incentivize management to secure project financing in a timely manner, the number of PSUs granted will be reduced on certain deadline dates set out by the board if total project financing has not been achieved by that date. The plan provides that all PSUs will expire at the end of 18 months if total project financing has not been secured by this date. Discussions with mine financiers continue in efforts to secure the US$24M required to fund Phase 1 production. Based on the most recent manufacturing lead time estimate, construction of the mine infrastructure is projected to take 9 months with commissioning of the Molo mine in month 10.

About NextSource Materials Inc.

NextSource Materials Inc. is a mine development company based in Toronto, Canada and is in the final development stage of its 100%-owned Molo Graphite Project in southern Madagascar. The Molo Graphite Project is a fully permitted, feasibility-stage project that ranks as one of the largest- known and highest quality flake graphite deposits in the world and is the only project with SuperFlake® graphite.

The Company will be utilizing an all-modular build approach to constructing the Molo mine and in two production phases. Phase 1 will produce 17,000 tonnes per annum (“tpa”) over the first two years of production and Phase 2 producing a total of 45,000 tpa by year three. Offtakes are in place for 100% of Phase 1 production.

For further information contact: +1.416.364.4911

Brent Nykoliation, Senior Vice President, Corporate Development at brent@nextsourcematerials.com or Craig Scherba, President and CEO at craig@nextsourcematerials.com

Safe Harbour: This press release contains statements that may constitute “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation. Readers are cautioned not to place undue reliance on such forward-looking statements. Forward-looking statements in this release relate to the results of the 2019 Feasibility Study, funding of the development of the Molo Project, expectation and timing of raising the mine capital, implementation and commencement of the build-out of the Molo Project, commencement of production at the Molo Project, commencement of procurement for mine infrastructure, the procurement of equipment to construct a mine, value engineering, any and all product test results, and the permit application. These are based on current expectations, estimates and assumptions that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking statements contained in this press release. No assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do so, what benefits the Company will derive there from. The forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.